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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 9
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)

                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000

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    This Amendment No. 9 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the Schedule 14D-1) relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Supplement"), a copy of which Supplement is attached hereto as Exhibit (a)(18), and in the revised Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(19) (which, together with any other amendments or supplements thereto, constitute the "Offer").

    The Schedule 14D-1 is hereby amended and supplemented as follows:

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (b) The information set forth in the Introduction (the "Introduction") of the Supplement is incorporated herein by reference.

    (c) The information set forth in Section 3 ("Price Range of Shares; Dividends") of the Supplement Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (c)-(d) The information set forth in Schedule I to the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 5 ("Certain Information Concerning the Purchaser and the Parent") and Section 7 ("Background of the Offer; Contacts with the Company") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 6 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(c) The information set forth in the Introduction, Section 7 ("Background of the Offer; Contacts with the Company") and Section 8 ("Purpose of the Offer; the Merger; Plans for the Company") of the Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction and Section 5 ("Certain Information Concerning the Purchaser and the Parent") of the Supplement is incorporated herein by reference.

                                       2
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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
  THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 5 ("Certain Information Concerning the Purchaser and the Parent"), Section 7 ("Background of the Offer; Contacts with the Company") and Section 8 ("Purpose of the Offer, the Merger; Plans for the Company") of the Supplement is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 5 ("Certain Information Concerning the Purchaser and the Parent") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (b)-(c) The information set forth in Section 11 ("Certain Legal Matters and Regulatory Approvals") of the Supplement is incorporated herein by reference.

    (e) The information set forth in Section 7 ("Background of the Offer; Contacts with the Company") and Section 11 ("Certain Legal Matters and Regulatory Approvals") of the Supplement is incorporated herein by reference.

    (f) The information set forth in the Supplement and the revised Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(17)       Letter dated April 4, 1997 from A. Malachi Mixon, III, Chairman and CEO of the Parent, to Company Shareholders.

(a)(18)       Supplement to Offer to Purchase dated April 4, 1997.

(a)(19)       Revised Letter of Transmittal.

(a)(20)       Revised Notice of Guaranteed Delivery.

(a)(21)       Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial
              Banks, Trust Companies and Nominees.

(a)(22)       Revised Letter to clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Nominees.

(a)(23)       Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

(b)(2)        Loan Agreement, dated as of February 27, 1997, by and among the Parent, the several banks and other financial institutions from time to time parties thereto, NBD Bank, as Agent for the lenders, and KeyBank National
              Association, as Co-Agent for the lenders.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: April 4, 1997
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                                 EXHIBIT INDEX

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
  EXHIBIT                                                                                                      PAGE
    NO.                                               DESCRIPTION                                               NO.
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

(a)(17)      Letter dated April 4, 1997 from A. Malachi Mixon, III, Chairman and CEO of the Parent, to
             Company Shareholders..........................................................................

(a)(18)      Supplement to Offer to Purchase dated April 4, 1997...........................................

(a)(19)      Revised Letter of Transmittal.................................................................

(a)(20)      Revised Notice of Guaranteed Delivery.........................................................

(a)(21)      Revised Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies
             and Nominees..................................................................................

(a)(22)      Revised Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees......................................................................................

(a)(23)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........

(b)(2)       Loan Agreement, dated as of February 27, 1997 by and among the Parent, the several banks and other financial institutions from time to time parties thereto, NBD Bank, as Agent for the lenders, and KeyBank National Association, as Co-Agent for the lenders........................